Exhibit 99.3

 BIOMICAMicrobiome-Empowered Therapeutics  April 2021

 Forward Looking Statement  This presentation contains "forward-looking statements" relating to future events, and Biomica Ltd (the “Company”) and its parent, Evogene Ltd. (“Evogene”), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and other securities laws. Such forward-looking statements may be identified by the use of such words as “believe”, “expect”, “anticipate”, “should”, “planned”, “estimated”, “intend” and “potential” or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, as well as the capabilities of Evogene’s and our technology. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, those described in greater detail in Evogene's Annual Report on Form 20-F and in other information Evogene files and furnishes with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading “Risk Factors”. Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene or the Company.The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

HIGHLIGHTS

Founded Israel, 2017

Subsidiary of Evogene Ltd.
(NASDAQ, TASE: EVGN)

A pioneer in the field of applied computational predictive biology

Holds Approx. 90%

Mission
Developing innovative microbiome-based therapeutics

Emerging biopharmaceutical company

Focus
Treatment of immune-mediated and infectious diseases:

- Immuno-Oncology
- Gastrointestinal (GI) related disorders
- Antimicrobial resistance (AMR)

Pipeline
Enabled by a unique computational predictive biology platform (combining 'Big-Data' & Artificial Intelligence technologies)

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  The Microbiomeand its Functions  The human gastrointestinal tract comprises approximately 1014 microbes and amounts to a biomass of approximately 2kg!    Trillions of microbes living in & on our bodies, acting as a “Other Genome”  For every human gene there are 100 microbial genes    Microbes play a critical role in food digestion, protection from diseases and production of nutrients    Clinical evidence is accumulating for microbiome’s role in a wide array of illnesses    Solving dysbiosis, a state of microbial imbalancein the body, is at thecore of new therapeutic approaches

Market Landscape

Rapid growing industry

2024

70%
CAGR

Multi $Bn
market opportunity

> $4Bn
invested in microbiome companies since 2014

A record
in Microbiome investment levels are set in 2017 & 2018, and growing

2018

Key Drivers

Big Pharma

Johnson & Johnson, MERCK, Roche, FERRING PHARMACEUTICALS, Takeda, NestléHealthScience

Prominent VCs

OrbiMed, Seventure, FLAGSHIP PIONEERING

Active companies

SECOND GENOME, SERES THERAPEUTICS, EVELO, VEDANTA BIOSCIENCES

Current areas of focus



6% Dermatology
7% CNS
8% Other
35% Cancer & Immune-mediated Diseases
44% GI related disorders

Most candidates are still in the discovery & preclinical stages; few are in clinical stage (Ph. II/III)

Sources:
BCC Research (2017) – Human Microbiome-based Drugs and Diagnostics Market SVB – Emerging Healthcare: Microbiome Investment Trends Aug 2017)
https://www.microbiometimes.com/the-microbiome-biotech-landscape-an-analysis-of-the-pharmaceutical-pipeline/

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 Biomica’s Mission and Focus   Discovery and development of novel therapiesfor microbiome-related human disorders using computational predictive biology

 The Challenge      Microbiome space is Big-Data driven  Multi-OMICS big-data & clinical meta-data needed for addressing specific biological questions  How to cope with enormous amount of information?  The common practice:The biological (trial and error) approach  A needlein a haystack…  Guessing the lottery numbers  It has 2 disadvantages:

 The Competitive Edge   Our computational technologies enable data integration, analysis & prediction  +  Databases generated via data integration capabilities  Proprietary computational algorithms (AI) utilized to mine data  BIG DATA  BIOLOGY  AI  – Computational Predictive Biology  Developed over two decades at an investment of tens of millions of dollars and validated through collaborations with industrial leaders & internal results

Scientific Approach

Initial State

Dysbiosis:
Reduced diversity;
Loss of beneficial microbes;
Opportunist's expansion

Intervention

Supplementation of Beneficial Bacteria

MicroBoost AI

PRISM
Microbiome target discovery

Analysis platform

Proprietary platform, enables highly accurate digital representation of the human microbiome (taxonomy & functional analysis)

Immuno-Oncology / GI Disorders

Intervention

Selective targeting via S. Molecules, Peptide/s

ChemPass AI

Analysis platform

A virtual screening platform, enables to identify and design small molecular agents with specific activity towards microbes/targets

Infections Caused by Multi-Drug Resistant Bacteria

Desired State

Homeostasis
(balance)

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PRISM - Platform Capabilities

PRISM
Microbiome target discovery

FunctionFinder
Comprehensive digital representation of microbiome **function**

StrainIdentifier
Accurate digital representation of microbiome **strains**

Strain-Function allocator



Comparative analysis tools

Clinical Data

Human Genomics

Consolidator

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 Biomica’s Edge  Our computational platform is capable of unprecedented high-resolution microbiome analysisPioneers in the field of functional microbiome analysis, leading innovative technology   Advantages of our approach Vs. others in the field:Fecal Microbiota Transplant (FMT): Collection of 10,000s entities, no QCSingle-strain method: We bring higher efficiency due to multiple MoAs Other multi-strain rationally-designed LBPs: We optimize a consortium for better efficacy with less adverse effects (due to fewer & carefully selected entities)    Minimum Microbial Strains Maximum Relevant FunctionsMaximal Therapeutic Impact

 Biomica’s Discovery Pipeline  Live Biotherapeutics  Small-molecule    In the AMR Program, Biomica has a collaboration with Nobel Prize Laureate Prof. Ada Yonath at Weizmann Institute of Science to develop a selective treatment for MRSA  *Immune Checkpoint Inhibitors, ** Non-small-cell lung carcinoma (NSCLC), ***Previously this program was referred to as “Multi-drug resistant organisms”

Response to Immunotherapy is Modulated Through Specific Bacterial Functions



Responders
Induction
Suppression
Non-responders

- SCFA production
- Inflammation
- Mucin turnover
- Innate immunity
- APC activity
- CD8+/CD4+ activity
- Methanogenesis

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*Based on Biomica's computational analysis

 Fecal Microbiota Transplantation (FMT) and re-Induction of anti-PD-1 Therapy in Refractory Patients - POC  “…Now, another potential therapy is being tested in clinical studies: fecal transplants. Early results from two groups described at the annual meeting of the American Association for Cancer Research (AACR) here this week suggest some patients who initially did not benefit from immunotherapy drugs saw their tumors stop growing or even shrink after receiving a stool sample from patients for whom the drugs worked…”“…One unresolved question is exactly which microbes help ramp up the desired immune activity…”  https://www.sciencemag.org/news/2019/04/fecal-transplants-could-help-patients-cancer-immunotherapy-drugs

 Modulating gut microbiota to treat cancer

1 | Cancer Immunotherapy - Combination Therapy
Initial Focus on Lung Cancer (NSCLC)

- Non–small cell lung cancer (NSCLC) is the leading cause of cancer-related mortality worldwide
- Current solutions reach only an average of **17%-20%*** overall response rate

Biomica aims to improve clinical response of ICI through immunomodulating combination therapy

BMC121 & BMC127

Rationally designed consortia aimed to facilitate anti-tumor activity in combination with ICI

- Orally administered capsule, comprised of 4 bacterial strains each, detected through Biomica's proprietary computational functional genomic analysis platform
- Strains were selected based on specific functional capabilities and their immuno-stimulatory potential
- The combination of 4 different microbial strains in a consortium is aimed to achieve effective immune activation through several underlying and complementary mechanisms



Consortium
Microorganism
Microbial component / function
Host response
Interactions with other microorganisms
Cell envelope component
SCFA production
Lactate production
Flagella
Mucin degradation
Dendritic cell activation and Th1 response
CD4/8 activation
NF-kB activation
TLR activation
TNFα
Gut health
Consortium members
General gut residents
BMC121
BMCS111
BMCS114
BMCS115
BMCS117

* American Cancer Society: Cancer Facts and Figures 2018. Atlanta, Ga: American Cancer Society, 2018.

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 BMC121 & BMC127 potentiate the effect of anti-PD1 therapy in vivoMean Tumor Volume and Time To Endpoint significantly improved

 Optimizing our IO consortia: BMC128      A new combination providing all microbial functions & presenting higher likelihood for survival in GI.  BMC128

   Immuno-Oncology program – BMC128 potentiate the effect of anti-PD1 therapy in-vivo  BMC128 administered prior to and in combination with anti-PD1 significantly improved anti-tumor activity  The study indicates that pre-treatment with BMC128 conditions the immune system and primes it for an efficient anti-tumor response   % animals  Anti-PD1  Pre-tx BMC-128 + Anti-PD1  ORR (CR+PR): 23.5% vs 34.8%48% increase in responders  *BMC 128 - Consist of 4 live bacterial strains derived from BMC121 and BMC127    Sep 8th, 2020

   BMC128 Demonstrating Efficacy of in Melanoma  These results demonstrate the potential applicability of BMC128 and its relevance to treating multiple types of solid tumors  Apr 13th, 2021  BMC128 significantly enhanced anti-tumor activity, resulting in an increased response of melanoma tumors to anti-PD1  Log [Tumor volume]

First-in-human, proof of concept study expected to initiate later this year

- BMC128 consists of **4 live bacterial strains**
- Results demonstrated a significant **reduction of tumor volume**, and **increased animal survival** compared to anti-PD1 therapy alone
- **MOA is immune mediated**- increased tumor inflammation & infiltration of T lymphocytes and NK cells
- Potential applicability in the treatment **various types of solid tumors**



CISION PR Newswire | News | Products | Contact | Oct 13th, 2020

News in Focus | Business & Money | Science & Tech | Lifestyle & Health | Policy & Public Interest | People & Culture

Biomica Announces Initiation of Large-Scale Production of Live Bacterial Product (LBP) Candidate Consortium in its Immuno-Oncology Program

English

The company is advancing to scale-up and GMP batch production, to support anticipated first-in-man proof-of-concept clinical trials next year

BIOMICA

NEWS PROVIDED BY
Biomica →
Oct 13, 2020, 07:00 ET

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 Predictor of Patients’ Response to ICI Utilizing AI and PRISM-generated high-res microbiome profiles   ImmunoncologyAI-Predictor  Input for model training    Input Omic-Data and Clinical Info  Immune checkpoint inhibitors  BMC121    Responders  Non-responders                                  ANALYSIS  PROCESSING  DATA  BMC127

2 | GI Related Disorders
IBS & IBD

Irritable Bowel Syndrome (IBS)*

A common intestinal functional disorder, group of symptoms:

- Abdominal Pain
- Constipation or Diarrhea
- Bloating, Gas & Diarrhea

In collaboration with The University of North Carolina (UNC) at Chapel Hill

Inflammatory Bowel Disease (IBD)**

A group of inflammatory conditions of the colon and small intestine (Crohn's disease, Ulcerative colitis & Pouchitis)

Approximate number of patients: 43M



IBS (40M)
IBS-D (16M)
IBS-C (14M)
IBS-M (9M)
IBD (3M)
Crohn's disease (2M)
Ulcerative colitis (1M)
Pouchitis (150K)

Approximate market size (USD)



IBS ($1.5Bn)
IBD ($16Bn)

Both clearly related to the microbiome

Biomica pushes the barriers posed by existing therapies by addressing the underlying cause of the disorder, rather than the symptoms

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*https://www.grandviewresearch.com/industry-analysis/irritable-bowel-syndrome-ibs-treatment-market
** https://www.grandviewresearch.com/industry-analysis/inflammatory-bowel-disease-ibd-treatment-market#:~:text=Report%20Overview,4.4%25%20from%202018%20to%202026

Established Role for Microbiome in IBD Etiology

A state of inflammation is associated with reduced richness of microbial taxa and functions



Strains
Wilcoxon, p = 0.0014
2500
2000
1500
1000
Value
non-inf
inf
Biocogs
Wilcoxon, p = 9.2e-07
20000
15000
10000
5000
Value
nonIBD
IBD
KOs
Wilcoxon, p = 0.037
3500
3000
2500
2000
nonIBD
IBD

Roles for Intestinal Bacteria, Viruses, and Fungi in Pathogenesis of Inflammatory Bowel Diseases and Therapeutic Approaches

R. Balfour Sartor[1,*] and Gary D. Wu[2,*]

[1]Departments of Medicine, Microbiology & Immunology, University of North Carolina at Chapel Hill, Chapel Hill, NC 27599

[2]Division of Gastroenterology, Perelman School of Medicine, the University of Pennsylvania, Philadelphia, PA 19104

Gastroenterology. 2017 February

Therapeutic Manipulation of the Microbiome in IBD: Current Results and Future Approaches

Jonathan J. Hansen, M.D., Ph.D.[1] and R. Balfour Sartor, M.D.[2]

Jonathan J. Hansen: jjhansen@med.unc.edu; R. Balfour Sartor: rbs@med.unc.edu

Curr Treat Options Gastroenterol. 2015 March

BMC321 & BMC322

Rationally designed consortia aimed to reduce inflammation for the treatment of IBD

- Orally administered capsule, comprised of 4 bacterial strains each, detected through Biomica's proprietary computational functional genomic analysis platform
- Strains were selected based on their anti-inflammatory functions targeting both immunocytes and intestinal mucosal cells
- The combination of 4 different microbial strains in a consortium is aimed to effectively attenuate inflammation through several complementary mechanisms
- Support growth and metabolism of other consortium members and the growth of additional favorable gut resident bacteria



Consortium
Microorganism
Microbial component / function
SCFA
Function 61458
Function 314622
Function 314623
Function 32072
Function 2456
Host response
Tregs ↑
mechanism1
mechanism2
mechanism3
mechanism4
mechanism5
mechanism6
mechanism7
Interactions with other microorganisms
with other members in consortium
with other gut residents
BMC321
BMCS311
BMCS315
BMCS313
BMCS318

Currently undergoing pre-clinical studies

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 BMC321 & BMC322 indicate to reduce inflammation in a DSS-treated mouse model*  Severe inflammation (% of total number of mice):Control - 43% VS. BMC322- 10%  Gut Inflammation level, During DSS treatment   *Preliminary results

3 | C. difficile Infection (CDI) - Landscape



Gram-positive, anaerobic, spore-forming, toxin-producing bacillus


SOAP
WASH
CLEAN

Most common hospital-acquired infections (Over 600,000 a year)



Increasing cause of morbidity and mortality (older hospitalized patients)



Incidence & associated mortality progressively increasing in W.countries



15%–25% of all cases of antibiotic-associated diarrhea result from CDI

- **Pathogenicity of C. difficile is mainly mediated by two exotoxins**
- Infection manifestations:
  - Diarrhea
  - Abdominal cramping and pain
  - Fever
  - Nausea

- **The economic cost of CDI est. as $5.4Bn mostly due to hospitalization**

BMC202

- Our approach is to utilize **BMC202** as a non-antibiotic inhibitor of C. difficile toxin, which is responsible for the symptoms associated with CDI, **while preserving healthy gut microbiome**

- BMC202 is a selective anti-bacterial agent designed to inhibit the glucosyl-transferase domain of the C. difficile toxin (TcdB)

- The drug candidate has been identified using Biomica's in silico chemical screening platform, which enables high throughput screening of a database of **~300M** molecules.

Desai et al. BMC Infectious Diseases (2016) 16:303; Toxins 2016, 8, 134

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A collaboration between Biomica and the Weizmann Institute of Science

The company has in-licensed IP and knowhow generated by the Nobel Prize Laureate Prof. Ada Yonath, who supports Biomica's work on this program

Biomica develops a **selective** treatment against antibiotic resistant strains of Staphylococcus aureus (MRSA) infection, in a microbiome focused approach utilizing proprietary computational tools

- MRSA is a multi-drug resistant bacterium, responsible for several difficult-to-treat infections, leading to tens of thousands of annual cases of mortality in the US
- MRSA market in 2016 was approximately $2.9Bn, projected to reach over $3.9Bn by 2025*.


THE NOBEL PRIZE IN CHEMISTRY 2009
Ada Yonath
Prize share: 1/3
"for studies of
the structure and function of the ribosome"
Nobelprize.org

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*https://www.prnewswire.com/news-releases/global-methicillin-resistant-staphylococcus-aureus-mrsa-drugs-market-to-reach-over-us-39-billion-by-2025-upsurge-in-the-consumption-of-antibiotics-across-the-globe-to-fuel-market-growth-observes-transparency-market-research-676949593.html

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 The recent positive Phase 3 clinical data provide strong validation for the utilization of microbiome therapeutics and helps validate Biomica's science and clinical approach, and demonstrates the potential value proposition of Biomica

Management



Dr. Elran Haber, CEO

- Previously served as the CEO of Therapix Biosciences (Nasdaq, TASE: TRPX), leading the company to a successful IPO on Nasdaq, and advancing the company's programs to clinical stage
- Spent more than 10 years as Chairman and board member of several privately held, and publicly traded, companies
- Served in senior executive roles in various life science companies and a private investment firm
- Holds a PhD in Pharmaceutical Science and an MBA in Finance & Financial Engineering, both from The Hebrew University of Jerusalem, Israel



Prof. Yehuda Ringel, CSO

- Chief Division of Gastroenterology and Hepatology at Meir Medical Center, Israel
- Professor of Medicine at Chapel Hill, North Carolina and is affiliated with University of North Carolina Hospitals
- Has more than 30 years of diverse experiences, especially in Gastroenterology and translational research, and an expert on IBS and functional motility disorders
- Recipient of several prestigious awards
- MD from Technion Institute of Technology, Israel



Dr. Shiri Meshner, VP of R&D

- Previously served as the head & principal investigator of the Dead Sea microbiology lab in the Dead Sea-Arava Science Center
- Spent over 5 years working in the pharma industry both in the US and in Israel (OSI pharmaceuticals and Teva pharmaceuticals)
- Holds a PhD in systems microbiology from the Department of Physics of Complex Systems at The Weizmann Institute

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Board of Directors



Mr. Ofer Haviv, Chairman

- Serves as Evogene's (Nasdaq: EVGN), President and CEO as of late 2004. Prior to that he held the positions of Evogene's COO and CFO and was involved in the spin-off from Compugen
- Served as a Director of Finance and Treasurer at Compugen (NASDAQ: CGEN), includes two private placements and an IPO on NASDAQ



Mr. Doron Ben Ami, Director

- A seasoned executive with more than 20 years of management experience in the multinational biotech industry
- Served as Head of the Eastern Europe and Israel region at Merck (MSD), Managing Director of MSD Israel and previously as the General Manager of Lundbeck in Israel



Dr. Kinneret Savitsky, Director

- A seasoned Biopharma executive
- Serves as the CEO of FutuRx Ltd., the Israeli Biotechnology accelerator established by OrbiMed, Johnson & Johnson Innovation, JJDC and Takeda Pharmaceutical
- Currently serves as a Chairperson and Board member at number of privatly held healthcare/pharma companies
- Served as the CEO of BioLineRx Ltd. (Nasdaq: BLRX)

Prof. Yehuda Ringel, Director

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              Prof. Willem M De Vos  Prof. James Versalovic  Prof. R. Balfour Sartor  Prof. Yehuda Ringel  Prof. David Rubin  Dr. Ravid Straussman  Scientific Advisory Board & Advisors  Chief Division of Gastroenterology and Hepatology at Meir Medical Center, Israel. Professor of Medicine at Chapel Hill, North Carolina and is affiliated with University of North Carolina Hospitals.  Professor and Chair of Microbiology at Wageningen University, the Netherlands and Professor of Human Microbiomics at the University of Helsinki, Finland.  Pathologist-In-Chief at Texas Children’s Hospital and Director of Texas Children’s Microbiome Center, Professor and Vice Chair of Pathology & Immunology at Baylor College of Medicine.  Section chief of gastroenterology, hepatology, and nutrition at University of Chicago Medicine.Chair-elect of the National Scientific Advisory Committee of the Crohn’s and Colitis Foundation.  Serves as the Midget Distinguished Professor of Medicine, Microbiology and Immunology and Director of the Multidisciplinary IBD Center at the University of North Carolina, Chapel Hill.  Principle investigator of the Tumor microenvironment, tumor microbiome and resistance to anti-cancer therapy lab at the Weizmann Institute of Science, Israel.

 SUMMARY  Human Microbiome based therapeutics is a rapidly growing space, represents a multi $Bn market opportunity Biomica develops innovative microbiome-based therapeutics utilizing a dedicated computational predictive biology toolsBiomica's computational tools have been specifically developed to allow the processing of large amounts of data to obtain high-resolution mapping of microbial profiles to deliver optimized drug candidatesFocus on high-value clinical programs for the development of therapies for antibiotic resistant bacteria, Immuno-Oncology and microbiome-related gastrointestinal (GI) disorders.Experienced Management Team, Board of Directors and world class Scientific Advisory Board

BIOMICA

www.biomicamed.com

13 Gad Feinstein St., Park Rehovot
P.O.B 2100 Rehovot 76121, Israel

info@biomicamed.com

T. +972 8 9311900/1
F. +972 8 9466724

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